Mail Stop 3561

July 27, 2009

By Facsimile and U.S. Mail

Mr. Rene R. Joyce
Chief Executive Officer
Targa Resources GP LLC
1000 Louisiana Street
Suite 4300
Houston, Texas 77002

       Re: **Targa Resources Partners LP**
                Targa Resources Partners Finance Corporation
                Amendment No. 1 to Registration Statement on Form S-3
                Filed July 9, 2009
                File No. 333-159678

                Targa Resources Partners LP
                Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008
                Filed February 27, 2009
                Quarterly Report on Form 10-Q for the Period Ended March 31, 2009
                Filed May 8, 2009
                File No. 001-33303

Dear Mr. Joyce:

      We have completed our review of your Annual Report on Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                H. Christopher Owings
                Assistant Director

cc: David P. Oelman, Vinson & Elkins LLP
        Via Facsimile